Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Pine Ridge Group Limited	British Virgin Islands

Chrome Fields I, Inc.	Delaware

Chrome Fields II, Inc.	Delaware

FSC Clearwater LLC	Florida

FSC Clearwater II LLC	Florida

Aureus Merger Sub Inc.	Delaware